EXHIBIT 99.2

FEISHANG GROUP LIMITED

TOP pacific (CHINA) limited

CHINA NATURAL RESOURCES, INC.

LI Feilie

AND

Yao yuguang

AGREEMENt

FOR

THE SALE AND PURCHASE

OF

the entire issued share capital of

Williams minerals (Pvt) Ltd

THIS AGREEMENT is made on 27 February 2023

BETWEEN:

(1)	FEISHANG GROUP LIMITED, a company incorporated with limited liability in the British Virgin Islands (“BVI”) (number 212881) whose registered office is at Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands VG1110 (the “First Seller”);
(2)	Top Pacific (China) Limited, a company incorporated with limited liability in Hong Kong (number 1958760) whose registered office is at Room 2204, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong (the “Second Seller”, together with the First Seller, the “Sellers” and each a “Seller”);
(3)	CHINA NATURAL RESOURCES, INC., a company incorporated with limited liability in the BVI (number 102930) whose registered office is at Sea Meadow House, Blackborne Highway, PO Box 116, Road Town, Tortola, British Virgin Islands, the shares of which are listed on NASDAQ (NASDAQ: CHNR) (the "Buyer");
(4)	LI FEILIE, the holder of PRC Passport numbered [***] whose address is at [***], the PRC ("Mr. Li FL”); and
(5)	YAO YUGUANG, the holder of PRC Passport numbered [***] whose address is at [***], the PRC ("Mr. Yao YG”, together with Mr. Li FL, the “Beneficial Owners” and each a “Beneficial Owner”).

THE PARTIES AGREE as follows:

1.	INTERPRETATION
1.1	In this Agreement:

"Accounts" means the Group Companies' financial statements (audited or unaudited) for each of the financial years since its respective incorporation with the latest covering the period ended on the Last Accounting Date;

"Business Day" means any day (other than a Saturday or Sunday or public holiday) on which banks in the PRC are open for the transaction of normal business;

"Common Shares" means the common shares, no par value, of the Buyer;

"Company" means WILLIAMS MINERALS (PVT) LTD, a company incorporated in Zimbabwe (number 8018/2019) whose registered office is at 1 Stonehurst Zvimba Rural District Council, Zvimba, Zimbabwe;

"Completion" means completion of the sale and purchase of the Shares in accordance with this Agreement;

"Completion Date" means the Fifth (5th) Business Day after the payment of the First Instalment, or any other date as mutually agreed by the parties hereto provided that on such date all the Conditions shall have been satisfied or waived;

"Condition" means a condition set out in clause 3.1 and "Conditions" means all those conditions;

1

"Confidential Information" means all information which is used in or otherwise relates to a party and/or its group company's business, customers or financial or other affairs including, without limitation, information relating to:

(a)	the marketing of goods or services including, without limitation, customer names and lists and other details of customers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials; or
(b)	future projects, business development or planning, commercial relationships and negotiations;

but does not include information which is made public by, or with the consent of, the other parties;

"Consideration Shares" means the number of Common Shares to be allotted and issued at a price per Common Share of (i) 105% of the average closing price of the Buyer’s securities as quoted on NASDAQ for the twenty trading days immediately preceding the date of this Agreement or (ii) US$0.70, whichever is higher pursuant to clause 2.5;

"Encumbrance" means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, assignment, deed of trust, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect, any proxy, power of attorney, voting trust arrangement, interest, right of first refusal or any adverse claim as to title, possession or use;

"Group" means the Holdco and its subsidiaries, and a “Group Company” refers to any of them;

"Holdco" means an indirect holding company of the Company upon completion of the Reorganisation as contemplated under this Agreement, which, as at the date of this Agreement, is contemplated to be Greatfame Investments Limited (盛名投資有限公司), a company incorporated with limited liability in the British Virgin Islands (number 1498432), the shares of which is expected to be owned as to 70% by the First Seller and 30% by the Secord Seller upon completion of the Reorganisation;

"IFRSs" means International Financial Reporting Standards issued by the International Accounting Standards Board;

"Last Accounting Date" means 30 September 2022;

"Long Stop Date” means 31 December 2023 or any other date as agreed by the parties in writing;

“Mining Area” means an area of approximately 8682 hectares situated within RA 1518 in the Mining District of the Manicaland, Zimbabwe, details of which is set out with reference to the Mining Right in schedule 5;

“Mining Right” means the right to carry out prospecting/ mining operations for lithium in terms of Section 291 of the Mines and Minerals Act [Chapter 21:05] under the Special Grant No. 7507 (PART XIX);

2

"Nominee Shareholder(s)" means the following legal owners of the Shares as at the date of this Agreement, being:

(a)	DU XINGHU (杜星虎), the holder of PRC Passport numbered [***], being the nominee of Mr. Li FL who holds 70 Shares, representing 3.5% of the issued share capital of the Company as at the date hereof for and on behalf of Mr. Li FL; and
(b)	LONG WEI (隆巍), the holder of PRC Passport numbered [***], being the nominee of Mr. Yao YG who holds 30 Shares, representing 1.5% of the issued share capital of the Company as at the date hereof for and on behalf of Mr. Yao YG;

"Permit" means:

(a)	a permit, licence, consent, approval, certificate, qualification, specification, registration or other authorisation; or
(b)	a filing of a notification, report or assessment,

in each case necessary for the effective operation of the Group Company's business, its ownership, possession, occupation or use of an asset or the execution or performance of this Agreement;

"PRC" means the People’s Republic of China;

"Property" means the Mining Right, details of which are set out in schedule 5;

"Promissory Notes" means the promissory note(s) to be issued to each of the Sellers as a means of payment of the Total Consideration;

“Regulation S” means Regulation S, as amended, as promulgated under the Securities Act;

"Reorganisation" has the meaning ascribed hereto under clause 2.1 of this Agreement;

"Resolutions" means the resolutions in the agreed form;

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"Shares" means 2,000 fully-paid ordinary shares of US$1.00 each of the Company comprising the whole of the allotted and issued share capital of the Company;

"Shares of the Holdco" means the entire issued share capital of the Holdco comprising 100% of the allotted and issued share capital of the Holdco;

"Tax" has the meaning given in the Tax Deed;

"Tax Authority" has the meaning given in the Tax Deed;

"Tax Deed" means the tax deed in the agreed form between the Sellers, the Beneficial Owners and the Buyer;

“US$” means the United States Dollars, the currency of the United States; and

3

"Warranty" means a statement contained in schedule 3 and "Warranties" means all those statements.

1.2 In this Agreement, a reference to:

1.2.1	a "subsidiary" or "holding company" is to be construed in accordance with the relevant accounting standard applicable to the entity in question;
1.2.2	a "person" includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality) and includes a reference to that person's legal personal representatives, successors and permitted assigns;
1.2.3	a "party" or "parties", unless the context otherwise requires, is a reference to a party or parties to this Agreement and includes a reference to that party's legal personal representatives, successors and permitted assigns;
1.2.4	a document in the "agreed form" is a reference to a document in a form approved and for the purposes of identification initialled by or on behalf of each party;
1.2.5	a clause, paragraph or schedule, unless the context otherwise requires, is a reference to a clause or paragraph of, or schedule to, this Agreement;
1.2.6	a statutory provision includes a reference to:
(a)	the statutory provision as modified or re-enacted or both from time to time (whether before or after the date of this Agreement); and
(b)	any subordinate legislation made under the statutory provision (as so modified or re-enacted and whether before or after the date of this Agreement);
1.2.7	liability under, pursuant to or arising out of (or any analogous expression) any agreement, contract, deed or other instrument includes a reference to contingent liability under, pursuant to or arising out of (or any analogous expression) that agreement, contract, deed or other instrument;
1.2.8	a party being liable to another party, or to liability, includes but is not limited to, any liability in equity, contract or tort (including negligence);
1.2.9	a time of day is a reference to the time in the PRC, unless a contrary indication appears;
1.2.10	the singular includes the plural and vice versa; and
1.2.11	one gender includes all genders.
1.3	The headings in this Agreement do not affect its interpretation.
4

1.4	A reference in schedule 3 to the Sellers’ knowledge, information or belief includes the actual knowledge, information and belief of the Group Company, its director and key management personnel.
2.	SALE AND PURCHASE
2.1	As at the date of this Agreement, the Shares are registered under the names of the Nominee Shareholders, the First Seller and the Second Seller, among which Mr. Du Xinghu (a Nominee Shareholder) and the First Seller are holding the relevant Shares (representing, in aggregate, 70% of the total issued share capital of the Company) for and on behalf of Mr. Li FL, while Mr. Long Wei (a Nominee Shareholder) and the Second Seller are holding the relevant Shares (representing, in aggregate, 30% of the total issued share capital of the Company) for and on behalf of Mr. Yao YG. Upon completion of the reorganisation plan as contemplated by the parties hereto, the Shares shall be owned as to 100% by an intermediate holding company, which, as at the date of this Agreement, is contemplated to be York King Limited (旭御有限公司) and is then owned as to 100% by the Holdco, which in turn is owned as to 70% by the First Seller and 30% by the Second Seller (the “Reorganisation”). Subject to the completion of the Reorganisation, the Sellers agree to sell, and the Buyer agrees to buy, the Shares of the Holdco and each right attaching thereto free of any Encumbrance. Following the completion of the said transaction, the Buyer will indirectly own the entire issued share capital of the Company through its shareholding interests in the Holdco.
2.2	The purchase price of the Shares of the Holdco (the "Total Consideration") is to be determined with the following formula (the "Formula") save for the adjustment mechanism as described in clause 2.5:

Total Consideration = QAQR x UP – (DDC + ITRC)

Whereas:

QAQR = “Qualified Actual Quantity of Resources”, which refers to the actual amount and/or quantity of qualified lithium oxide metal resources, being lithium oxide of grade 1.06% or above, proven, in control by the Company or estimated to exist in the respective independent technical report(s) issued in accordance with the standard under The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code). For the avoidance of doubt, lithium oxide of grade below 1.06% shall not be considered as qualified measured, indicated and inferred resources for the calculation of the Total Consideration;

UP = “Unit Price”, which refers to the unit price of the qualified lithium oxide of US$500 per ton;

DDC = “Due Diligence Costs”, which refers to all relevant due diligence expenses incurred by the Buyer, its employees and professional consultants in connection with the transaction contemplated under this Agreement, including but not limited to the travel expenses, consultancy fees, inspection and testing fees;

ITRC = “Independent Technical Report Costs”, which refers to all relevant expenses incurred by the Buyer regarding the issuance of the independent technical report(s) in connection with the transaction contemplated under this Agreement, including but not limited to the expenditure on exploration, the fees of the independent technical consultant(s), the inspection and testing fees.

5

2.3	Upon the signing of this Agreement, the Buyer shall commence its due diligence exercise (as specified in clause 3.1.6 below) up until the Thirtieth (30th) Business Day after the date of this Agreement and shall within Three (3) Business Days after the end of such period notify the Sellers in writing whether the Buyer is satisfied with the due diligence results and therefore would proceed with the transaction contemplated under this Agreement.
2.4	In case the Buyer decides to proceed with the transaction, it shall issue a written notification to the Sellers (the "Letter of Affirmation") in accordance with clause 2.3 above, and pay an aggregate of US$35 million (the “Deposit”) in cash or by way of the Promissory Notes (at the sole discretion of the Buyer) to the Sellers within Five (5) Business Days after the date of the Letter of Affirmation.
2.5	The Total Consideration shall be paid by the Buyer in the following manner:
2.5.1	the Deposit shall be paid in accordance with clause 2.4 above;
2.5.2	within Twenty (20) Business Days after completion of the Reorganisation with (i) the Shares being legally and beneficially transferred to the Holdco (or its wholly owned subsidiary) in accordance with clause 2.1 above and (ii) the Shares of the Holdco being legally and beneficially transferred to the Buyer, whichever is the later, an aggregate of US$140 million (the "First Instalment") shall be paid by the Buyer, at its sole discretion, in cash or by way of the Promissory Notes to the Sellers. For the avoidance of doubt, the Deposit and the First Instalment together represent 10% of the aggregate value of 3.5 million tons of lithium oxide (as reported in the “Special Grant No.7507 Geological & Geophysical Report” prepared by Geoprobe Geology and Geophysics (Pvt) Limited) which are priced at US$500 per ton;
2.5.3	five (5) Business Days after the payment of the First Instalment, or on another date as mutually agreed, the Buyer will receive all of the interests in the Holdco;
2.5.4	following the payment of the First Instalment the Buyer shall engage independent consultancy firm(s) to arrange for the exploration of the Mining Area by region and issue independent technical reports thereafter. Reference to the "Then Total Consideration Accumulated" in this clause refers to the then Total Consideration as derived from the Formula (which is net of the then accumulated DDC and ITRC) and as accumulated from time to time.
(a)	within twenty (20) Business Days of the issuance of each such independent technical report, the Buyer shall pay the Then Total Consideration Accumulated 50% in cash or promissory notes and 50% with Consideration Shares, unless the Seller makes requests pursuant to clause 2.5.4(b)-(d);
6

(b)	following the issuance of each such independent technical reports, at any time where the Then Total Consideration Accumulated falls short of the aggregate amount of the Deposit and the First Instalment paid by the Buyer, the Sellers may, at their discretion, either (i) request for 50% of the Then Total Consideration Accumulated be settled by the issuance of the Consideration Shares, provided that the Sellers shall first return to the Buyer the difference between 50% of the Then Total Consideration Accumulated and the aggregate amount of the Deposit and the First Instalment in cash or by way of cancellation of the Promissory Notes issued; or (ii) keep the Deposit and the First Instalment paid and the Buyer is not required to make any further payment in respect of the Total Consideration. At any time where the Then Total Consideration Accumulated is equal to or exceeds the aggregate amount of the Deposit and the First Instalment paid by the Buyer, the Then Total Consideration Accumulated shall be settled as to 50% in cash (or by way of the Promissory Notes, at the sole discretion of the Buyer) and as to 50% by way of the Consideration Shares at all times. In such connection, prior to any further issuance of the Consideration Shares, where applicable, the Sellers shall first return to the Buyer any previous cash or Promissory Notes payment made by the Buyer the portion of which is in excess of 50% of the Then Total Consideration Accumulated in cash or by way of cancellation of the Promissory Notes issued, so as to ensure the Then Total Consideration Accumulated is being settled as to 50% in cash (or by way of the Promissory Notes, at the sole discretion of the Buyer) and as to 50% by way of the Consideration Shares (i.e. the issuance of the Consideration Shares is at all times capped at 50% of the Then Total Consideration Accumulated calculated with reference to the then latest independent technical reports). Any payment (i.e. cash (or, as the case may be and at the sole discretion of the Buyer, issuance of the Promissory Notes) or issuance of the Consideration Shares) made by the Buyer to the Sellers under this sub-clause shall be made within Twenty (20) Business Days after the issuance of the relevant independent technical report;
(c)	if, for any independent technical report issued prior to the issuance of the last independent technical report, there is no increment to the Then Total Consideration Accumulated calculated with reference to the then latest independent technical report, the Buyer is not required to make any further payment in respect of the Total Consideration;
(d)	if, upon the issuance of the last independent technical report, the Then Total Consideration Accumulated is still less than the aggregate amount of the Deposit and the First Instalment, (i) in case where no Consideration Shares have been issued at all pursuant to clause 2.5.3(a) above, the Sellers shall first return to the Buyer the difference between 50% of the Then Total Consideration Accumulated and the aggregate amount of the Deposit and the First Instalment in cash or by way of cancellation of the Promissory Notes issued, and the Buyer shall settle the remaining 50% of the Then Total Consideration Accumulated by the issuance of the Consideration Shares within Twenty (20) Business Days after the issuance of the last independent technical report; (ii) in case where certain Consideration Shares have been issued according to the terms and mechanism of this clause 2.5.3, the Buyer shall settle any outstanding amount of the Then Total Consideration Accumulated as calculated with reference to the last independent technical report as to 50% in cash (or by way of the Promissory Notes, at the sole discretion of the Buyer) and as to 50% by way of the Consideration Shares. Each of Mr. Li FL and Mr. Yao YG undertakes to compensate the Buyer as to 70% and 30% respectively of any loss suffered by the Buyer of the non-performance of the Sellers of its obligation under this sub-clause 2.5.3.
7

2.5.5	Notwithstanding the completion of the Reorganisation and the settlement mechanism as described above, the ownership of each region of the Mining Area (that is, the subject of each such independent technical reports) shall only be vested with the Buyer on the date (the “Vesting Date(s)”) when the Then Total Consideration Accumulated has been fully settled by the Buyer in cash (including the redemption of the relevant Promissory Notes issued) and the issuance of Consideration Shares. Prior to the respective Vesting Dates, the Sellers may continue to operate the relevant region of the Mining Area until the ownership of such region of the Mining Area is vested with the Buyer according to this clause 2.5.4.

For each region of the Mining Area, if any payment of the Then Total Consideration Accumulated is initially settled by the issuance of Promissory Notes, the Buyer shall, at its sole discretion, determine a reference date for the redemption of the Promissory Notes and inform the Sellers accordingly whereby the Sellers shall then cease to operate the relevant region of the Mining Area for the independent consultancy firm(s) to ascertain the then remaining QAQR to arrive at a revised consideration (the “Re-Valuation”) of such region as of the said reference date. If the Re-Valuation is more than the aggregate amount of Consideration Shares issued and cash payment made pursuant to clause 2.5.3 for that region, the Buyer shall settle the said difference in cash within Ten (10) Business Days after the date of report of the Re-Valuation, and the outstanding Promissory Notes are deemed to be automatically redeemed in full. Alternatively, if the Re-Valuation is less than the aggregate amount of Consideration Shares issued and cash payment made by the Buyer pursuant to clause 2.5.3 for that region, the Sellers shall pay the difference in cash within Ten (10) Business Days after the date of report of the Re-Valuation, and the outstanding Promissory Notes are deemed to be automatically cancelled.

Reference to "ownership" in this clause refers to the legal possession and control over the relevant region of the Mining Area, including the right to exploration and sales of qualified lithium oxide metal resources and the revenue derived therefrom as well as the bearing of the operational costs, expenses incurred and any third-party claims.

2.6	Each of the Sellers and the Beneficial Owners waives, and shall procure the Nominee Shareholders to waive, all rights of pre-emption and other restrictions on transfer over the Shares conferred on it and shall procure that all such rights conferred on any other person are waived so as to permit the completion of the Reorganisation. Each of the Sellers further waives all rights of pre-emption and other restrictions on transfer over the Shares of the Holdco conferred on it and shall procure that all such rights conferred on any other person are waived before Completion so as to permit the sale and purchase of the Shares of the Holdco.
8

2.7	All payments made to the Sellers (or nominees so designated by such Sellers) by the Buyer pursuant to this clause 2 shall be made in the proportion as to 70% for the First Seller and 30% for the Second Seller.
2.8	In case the Buyer is not satisfied with the due diligence results and therefore would not proceed with the transaction contemplated under this Agreement, the Buyer shall issue a written notification to the Sellers in such connection within Three (3) Business Days after the due diligence period as mentioned in clause 2.3 above and this Agreement shall automatically terminate with immediate effect. Each party's further rights and obligations cease immediately on termination, but termination does not affect a party's accrued rights and obligations at the date of termination.
3.	CONDITIONS
3.1	Completion is conditional on the following Conditions being satisfied or, as the case may be, waived by the Sellers or the Buyer (as the case may be) pursuant to clause 3.4 or 3.5, on or before the Long Stop Date:
3.1.1	the Reorganisation having been completed;
3.1.2	the Sellers and Buyer's board of directors having passed the Resolutions without any amendment;
3.1.3	approval for listing and trading of the Consideration Shares on The Nasdaq Stock Market having been obtained;
3.1.4	the Buyer shall have received a certificate of the secretary (or equivalent officer) of each Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of each Seller authorising the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;
3.1.5	the Buyer shall have received a certificate of the secretary (or equivalent officer) of each Seller certifying the names and signatures of the officers of respective Seller authorised to sign this Agreement and the other documents to be delivered hereunder and thereunder;
3.1.6	the conduct of a due diligence investigation covering, among other things, the business, legal aspects, geological aspects, affairs, operations, assets, liabilities, financial condition, prospects and records of the Group Companies having been completed and the results of such due diligence investigation being satisfactory to the Buyer at its sole and absolute discretion;
3.1.7	the Letter of Affirmation has been duly issued by the Buyer to the Sellers;
9

3.1.8	the Warranties are true and accurate in all respects and not misleading in any respects as at the date of this Agreement, and remaining so as at Completion;
3.1.9	with the assistance of the Sellers, the Beneficial Owners and the Nominee Shareholders, all consents, approvals, permits, authorisations or clearances (as the case may be) that the Buyer considers necessary pursuant to applicable laws, regulations and/or rules in Zimbabwe in respect of, among other things, foreign investment and transfer of Shares, and all such consents, approvals, permits, authorisations and clearances not having been revoked or withdrawn, including but not limited to:

3.1.9.1. the Sellers acquiring a capital gains tax clearance certificate (the “Capital Gains Tax Certificate”) from the Zimbabwe Revenue Authority (“ZIMRA”) for the transfer of the Shares to Holdco;

3.1.9.2. an exchange control approval from the Reserve Bank of Zimbabwe for the Reorganisation (“Exchange Control Approval”);

3.1.9.3. an approval by the Competition and Tariff Commission of Zimbabwe for the acquisition and transfer of Shares to Holdco; and

3.1.9.4. each of the Sellers and/or the Nominee Shareholders shall have delivered to Buyer such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

3.1.10	the Sellers having actively cooperated with the Buyer on satisfying applicable regulatory authority requirement(s) in the United States in respect of the subject transaction contemplated herein, including but not limited to the issuance and obtainment of the independent technical report(s);
3.1.11	with the assistance of the Sellers, the Beneficial Owners and the Nominee Shareholders, the Company to obtain the renewed investment licence to be issued by the Zimbabwe Investment and Development Agency (or relevant competent authority) and such licence remaining valid, effective and not revoked or expired on Completion; and
3.1.12	a written confirmation from the Sellers and the Nominee Shareholders confirming that they have been holding the relevant Shares as nominees for and on behalf of the Beneficial Owners, have consented to the transfer of the relevant Shares, and will fully cooperate in any transactions, perform any acts and sign any documents as requested by the Buyer as contemplated under this Agreement.
3.2	Each of the Buyer, the Sellers and the Beneficial Owners shall make all reasonable efforts to achieve satisfaction of each Condition as soon as possible before the Long Stop Date. If, despite such reasonable efforts, any of those Conditions have not been satisfied by the date agreed by the parties then each of such parties shall make all reasonable efforts to achieve satisfaction of those Conditions as soon as practicable after that date and in any event not later than the Long Stop Date.
10

3.3	If, at any time, the Beneficial Owners, the Sellers or the Buyer becomes aware of a fact, matter or circumstance that might prevent a Condition from being satisfied, it shall immediately inform the other party in writing.
3.4	At any time on or before the Long Stop Date, the Buyer may waive a Condition set out in clause 3.1 by notice to the Sellers on any terms it decides.
3.5	At any time on or before the Long Stop Date, the Sellers may waive a Condition set out in clauses 3.1.3 and 3.1.7 by notice to the Buyer on any terms they decide.
3.6	If a Condition has not been waived by the Sellers or the Buyer, as the case may be, pursuant to clause 3.4 or 3.5 or has not been satisfied by the Long Stop Date this Agreement shall automatically terminate with immediate effect. Each party's further rights and obligations cease immediately on termination, but termination does not affect a party's accrued rights and obligations at the date of termination. The Deposit and the First Instalment paid to the Sellers (or any other payment made by the Buyer pursuant to clause 2.5 of this Agreement) shall be returned in full to the Buyer within Ten (10) Business Days upon this Agreement being automatically terminated pursuant to this clause. Any costs or expenses incurred under the due diligence investigation and issuance of any technical reports in connection with the transaction as contemplated herein shall be equally borne by the Sellers on one hand and the Buyer on the other hand.
4.	COMPLETION
4.1	Completion shall take place at the Hong Kong SAR or by any other arrangement mutually agreed by the parties on the Completion Date.
4.2	At Completion the Sellers and the Buyer shall do all those things respectively required of them in schedule 2.
4.3	The Buyer is not obliged to complete this Agreement unless:
4.3.1	the Sellers comply with all its obligations under clause 4 and schedule 2; and
4.3.2	the purchase of all the Shares is completed simultaneously.
4.4	If Completion does not take place on the Completion Date because any of the Sellers and the Beneficial Owners fails to comply with any of its obligations under clause 4 and schedule 2 (whether such failure by the Sellers amounts to a repudiatory breach or not), the Buyer may by notice to the Sellers:
4.4.1	proceed to Completion to the extent reasonably practicable (but if the Buyer exercises its right pursuant to this clause, completion of the purchase of some of the Shares of the Holdco does not affect the Buyer's rights in connection with the balance of the Shares of the Holdco);
4.4.2	postpone Completion to a date not more than 21 Business Days or any other date as agreed by the parties after the Completion Date and not later than the Long Stop Date; or
11

4.4.3	terminate this Agreement.
4.5	If the Buyer postpones Completion to another date in accordance with clause 4.4.2, the provisions of this Agreement apply as if that other date is the Completion Date.
4.6	If the Buyer terminates this Agreement pursuant to clause 4.4.3, each party's further rights and obligations cease immediately on termination, but termination does not affect a party's accrued rights and obligations at the date of termination. The Deposit and the First Instalment paid to the Sellers (or any other payment made by the Buyer pursuant to clause 2.5 of this Agreement) shall be returned in full to the Buyer within Ten (10) Business Days upon this Agreement being automatically terminated pursuant to this clause. Any costs or expenses incurred under the due diligence investigation and issuance of any technical reports in connection with the transaction as contemplated herein shall be equally borne by the Sellers on one hand and the Buyer on the other hand.
4.7	The Sellers are not obliged to complete this Agreement unless:
4.7.1	the Buyer complies with all its obligations under clause 4 and schedule 2; and
4.7.2	the purchase of all the Shares is completed simultaneously.
4.8	If Completion does not take place on the Completion Date because the Buyer fails to comply with any of its obligations under clause 4 and schedule 2 (whether such failure by the Buyer amounts to a repudiatory breach or not), the Sellers may by notice to the Buyer:
4.8.1	proceed to Completion to the extent reasonably practicable (but if the Sellers exercise their right pursuant to this clause, completion of the sale of some of the Shares of the Holdco does not affect the Sellers’ rights in connection with the balance of the Shares of the Holdco);
4.8.2	postpone Completion to a date not more than 21 Business Days after the Completion Date and not later than the Long Stop Date; or
4.8.3	terminate this Agreement.
4.9	If the Sellers postpone Completion to another date in accordance with clause 4.8.2, the provisions of this Agreement apply as if that other date is the Completion Date.
4.10	If the Sellers terminate this Agreement pursuant to clause 4.8.3, each party's further rights and obligations cease immediately on termination, but termination does not affect a party's accrued rights and obligations at the date of termination. The Deposit and the First Instalment paid to the Sellers (or any other payment made by the Buyer pursuant to clause 2.5 of this Agreement) shall be returned in full to the Buyer within Ten (10) Business Days upon this Agreement being automatically terminated pursuant to this clause. Any costs or expenses incurred under the due diligence investigation and issuance of any technical reports in connection with the transaction as contemplated herein shall be fully borne by the Sellers.
12

5.	WARRANTIES and pre-completion conduct
5.1	The Beneficial Owners and the Sellers warrant to the Buyer that each Warranty is true, accurate and not misleading at the date of this Agreement. Immediately before Completion, the Beneficial Owners and the Sellers are deemed to warrant to the Buyer that each Warranty is true, accurate and not misleading by reference to the facts and circumstances as at Completion. For this purpose only, where there is an express or implied reference in a Warranty to the "date of this Agreement", that reference is to be construed as a reference to Completion.
5.2	The Beneficial Owners and the Sellers acknowledge that the Buyer:
5.2.1	is entering into this Agreement in reliance on each Warranty which has also been given as a representation and with the intention of inducing the Buyer to enter into this Agreement; and

5.2.2 may rely on the Warranties in warranting to any subsequent buyer of all or any of the Shares or of all or any part of the undertaking of the Group Company.

5.3	The Buyer is a “foreign issuer,” as that term is defined in Regulation S.
5.4	Neither the Buyer nor any of its affiliates (as defined in Regulation 501 under the Securities Act) nor any person acting on its or their behalf has engaged or will engage in any directed selling efforts (as defined in Regulation S) in connection with the offering of the Consideration Shares and it has complied and will comply with the offering restrictions requirement of Regulation S.
5.5	The Buyer is not, and as a result of the transactions contemplated hereby or the receipt or application of the consideration contemplated hereby will not be, required to register under the U.S. Investment Company Act of 1940, as amended.
5.6	Each Warranty is to be construed independently and (except where this Agreement provides otherwise) is not limited by a provision of this Agreement or another Warranty.
5.7	Between the execution of this Agreement and Completion the Beneficial Owners and the Sellers shall:
5.7.1	ensure that the Group Company complies with schedule 4; and
5.7.2	notify the Buyer immediately if it becomes aware of a fact or circumstance which constitutes or which would or might constitute a breach (whether repudiatory in nature or not) of clause 5.1 or which would or might cause a Warranty to be untrue, inaccurate or misleading if given in respect of the facts or circumstances as at Completion.
5.8	The Beneficial Owners and the Sellers undertake that, if the Letter of Affirmation is issued by the Buyer, each of the Sellers shall arrange, and shall procure the Nominee Shareholders to arrange, for the pledge of the entire Shares to the Buyer (or entities or individuals as designated by the Buyer). The Beneficial Owners and the Sellers further undertake that each of the Beneficial Owners and the Sellers shall actively cooperate with the Buyer on the arrangement of the pledge of Shares in such regard, including but not limited to entering, and procuring the Nominee Shareholders to enter, any deed of share charge or relevant document and the registration of such with the relevant authorities.
13

5.9	Each Seller represents, warrants and undertakes that neither it, its affiliates (as defined in Regulation 501 under the Securities Act), nor any persons acting on its or their behalf has engaged or will engage in any directed selling efforts (as defined in Regulation S) with respect to the Consideration Shares, and it and they have complied and will comply with the offering restrictions requirement of Regulation S.
5.10	The Consideration Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the Securities Act. Each Seller represents, warrants and undertakes that it has not offered or sold, and will not offer and sell any Consideration Shares (a) as part of their distribution at any time and (b) otherwise until 40 days after the later of the commencement of the Offering and the closing date, except in accordance with Regulation S. Each Seller also agrees that, at or prior to confirmation of sale of Consideration Shares, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Consideration Shares from it during the distribution compliance period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the Offering and the closing date, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S.”

Terms used in this paragraph have the meanings given to them by Regulation S.

6.	THE Parties' REMEDIES after completion
6.1	If, at any time after the Completion but before the last payment under clause 2.5.3 of this Agreement is settled by the Buyer to the Sellers (or, as the case may be, by the Sellers to the Buyer), a party (the “Non-defaulting Party”) considers that the other party is in breach of any provision of this Agreement (the “Defaulting Party”) (whether such breach amounts to a repudiatory breach or not), the Non-defaulting Party may by notice in writing to the Defaulting Party to terminate this Agreement.
6.2	The Defaulting Party shall indemnify the Non-defaulting Party, and keep the Non-defaulting Party indemnified, on demand against each loss, liability and cost which the Non-defaulting Party incurs whether before or after the start of an action arising (directly or indirectly) out of:
6.2.1	the settlement of a claim against the Defaulting Party in respect of a breach or an alleged breach of any provision of this Agreement or the enforcement of a settlement; and
6.2.2	legal proceedings against the Defaulting Party in respect of a breach or an alleged breach of any provision of this Agreement in which judgment is given for the Non-defaulting Party or the enforcement of the judgment.
14

7.	CONFIDENTIAL INFORMATION
7.1	Each of the parties undertakes to the other parties, that before and after Completion each of the parties shall:
7.1.1	not use or disclose to any person Confidential Information it has or acquires; and
7.1.2	make every effort to prevent the use or disclosure of Confidential Information;
7.2	Clause 7.1 does not apply to disclosure of Confidential Information:
7.2.1	to a director, officer or employee of a party or of its group company whose function requires him to have the Confidential Information;
7.2.2	required to be disclosed by law, by a rule of a listing authority by which a party’s shares are listed, a stock exchange on which a party’s shares are listed or traded or by a governmental authority or other authority with relevant powers to which a party is subject or submits, whether or not the requirement has the force of law provided that the disclosure shall so far as is practicable be made after consultation with the other parties and after taking into account a party’s requirements as to its timing, content and manner of making or despatch; or
7.2.3	to an adviser for the purpose of advising a party in connection with the transactions contemplated by this Agreement provided that such disclosure is essential for these purposes and that a party shall procure that such adviser comply with clause 7.1.
8.	ANNOUNCEMENTS
8.1	Subject to clause 8.2, neither party may, before or after Completion, make or send a public announcement, communication or circular concerning the transactions referred to in this Agreement unless it has first obtained the other party's written consent, which may not be unreasonably withheld or delayed.
8.2	Clause 8.1 does not apply to a public announcement, communication or circular:
8.2.1	made or sent by the Buyer after Completion to a customer, client or supplier of a Group Company informing it of the Buyer's purchase of the Shares; or
8.2.2	required by law, by a rule of a listing authority by which either party's shares or shares of either party's holding company are listed, a stock exchange on which either party's shares or shares of either party's holding company are listed or traded or by a governmental authority or other authority with relevant powers to which either party or either party's holding company is subject or submits, whether or not the requirement has the force of law, provided that the public announcement, communication or circular shall so far as is practicable be made after consultation with the other party and after taking into account the requirements of the other party as to its timing, content and manner of making or despatch.
15

9.	COSTS

Except where this Agreement or the relevant document provides otherwise, each party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of this Agreement and of each document referred to in it.

10.	GENERAL
10.1	A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.
10.2	The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.
10.3	Each party’s rights and remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by law.
10.4	Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.
11.	entire agreement
11.1	This Agreement constitutes the entire agreement and supersedes any previous agreement(s), representation, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment (whether contractual or otherwise) between the parties relating to the subject matter of this Agreement.
11.2	Nothing in this clause shall have the effect of limiting or restricting any liability arising as a result of any fraud, wilful misconduct or wilful concealment.
12.	ASSIGNMENT

No party may assign or in any other way alienate any of its rights under this Agreement whether in whole or in part without the prior written consent of the other party except where such assignment is to its wholly-owned subsidiary.

13.	NOTICES
13.1	A notice or other communication under or in connection with this Agreement (a "Notice") shall be:
13.1.1	in writing;
13.1.2	in English; and
13.1.3	delivered personally or sent by courier by an internationally recognised courier company (e.g. FedEx, DHL) or by email, to the party due to receive the Notice at its address set out in clause 13.3 or to such other address, person or email address as the party may specify by not less than seven days' written notice to the other party received before the Notice was despatched.
16

13.2 In the absence of evidence of earlier receipt, a Notice shall be deemed to have been duly given if:

13.2.1	delivered personally, when left at the address referred to in clause 13.1.3;
13.2.2	sent by courier, seven Business Days after posting it; and
13.2.3	sent by email, when no indication of any delivery failure to the recipient’s email address.
13.3	The address referred to in clause 13.2 is:
Name of party	Address	Email address	Marked for the attention of
The First Seller	Room 2204, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong	[***]	LI Feilie
The Second Seller	Room 2204, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong	[***]	YAO Yuguang
The Buyer	Room 2205, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong	[***]	ZHU Youyi
Mr. LI FL	[***], the PRC	[***]	LI Feilie
Mr. YAO YG	[***], the PRC	[***]	YAO Yuguang
14.	GOVERNING LAW AND JURISDICTION
14.1	This Agreement is governed by, and shall be construed in accordance with, the laws of Hong Kong.
14.2	Subject to clause 14.4, the courts of Hong Kong shall have exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any dispute, which may arise out of or in connection with this Agreement (respectively, "Proceedings" and "Disputes") including a Dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity and, for such purposes, the parties irrevocably submit to the jurisdiction of the courts of Hong Kong.
17

14.3	The parties agree that the courts of Hong Kong are the most appropriate and convenient courts to hear and determine any Proceedings and to settle any Dispute and, accordingly, that they will not argue to the contrary.
14.4	The parties agree that the documents which start any Proceedings and any other documents required to be served in relation to those Proceedings may be served on the Sellers in accordance with this clause. These documents may, however, be served in any other manner allowed by law. This clause applies to all Proceedings wherever started.
15.	GOVERNING LANGUAGE
15.1	This Agreement is drawn up in the English language. If this Agreement is translated into another language, the English language text prevails.
15.2	Each notice, demand, request, statement, instrument, certificate or other communication given, delivered or made by a party to any other party under or in connection with this Agreement shall be:
15.2.1	in English; or
15.2.2	if not in English, accompanied by an English translation made by a translator, and certified by such translator to be accurate.
15.3	The receiving party shall be entitled to assume the accuracy of and rely upon any English translation of any document provided pursuant to clause 15.2.2.
16.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.

18

SCHEDULE 1
INFORMATION ABOUT THE GROUP COMPANIES

PART A1: THE HOLDCO - Greatfame Investments Limited (盛名投資有限公司)

1.	Registered number: 1498432
2.	Place of incorporation: the BVI
3.	Address of registered office: Vistra (BVI) Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands
4.	Type of company: Private limited company
5.	Authorised share capital: 50,000 ordinary shares of US$1.00 each
6.	Issued share capital: 1 ordinary shares of US$1.00
7.	Shareholders: as at the date of this Agreement, Feishang Group Limited as to 100% of the issued share capital; and, as expected upon the completion of the Reorganisation, Feishang Group Limited as to 70% of the issued share capital and Top Pacific (China) Limited as to 30% of the issued share capital
8.	Directors: LI Feilie
9.	Secretary: N/A
10.	Accounting reference date: 31 December
11.	Auditors: N/A

PART A2: York King Limited (旭御有限公司)

1.	Registered number: 1515867
2.	Place of incorporation: Hong Kong
3.	Address of registered office: Room 2205, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong
4.	Type of company: Private limited company
5.	Authorised share capital: N/A
6.	Issued share capital: 1 ordinary shares of HK$1.00
7.	Shareholders: as at the date of this Agreement, Greatfame Investment Ltd. (盛名投资有限公司)
8.	Directors: Wong Wah On Edward and Ng Kam Ming Joseph
19

9.	Secretary: Anka Consultants Limited
10.	Accounting reference date: 31 December
11.	Auditors: N/A

PART A3: THE COMPANY

1.	Registered number: 8018/2019
2.	Place of incorporation: Zimbabwe
3.	Address of registered office: 1 Stonehurst Zvimba Rural District Council, Zvimba
4.	Type of company: Private limited company
5.	Authorised share capital: US$2,000
6.	Issued share capital: US$2,000
7.	Shareholders: Du Xinghu as to 3.5% issued share capital held on behalf of Mr. Li FL; and Long Wei as to 1.5% issued share capital held on behalf of Mr. Yao YG, Feishang Group Limited holds 66.5% of the issued share capital on behalf of Mr. Li FL and Top Pacific (China) Limited holds 28.5% of the issued share capital on behalf of Mr. Yao YG
8.	Directors: Du Xinghu, Long Wei
9.	Secretary: Long Wei
10.	Accounting reference date: 31 December
11.	Auditors: N/A
20

PART B: THE SELLERS

Feishang Group Limited

1.	Registered number: 212881
2.	Place of incorporation: BVI
3.	Address of registered office: Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands VG1110
4.	Type of company: Private limited company
5.	Authorised share capital: US$50,000 divided into 50,000 shares of US$1.00 each
6.	Issued share capital: US$1 divided into 1 share of US$1.00 each
7.	Shareholder: Laitan Investments Limited
8.	Director: LI Feilie
9.	Secretary: N/A
10.	Accounting reference date: 31 December
11.	Auditors: N/A

Top Pacific (China) Limited

1.	Registered number: 1958760
2.	Place of incorporation: Hong Kong
3.	Address of registered office: Room 2204, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong
4.	Type of company: Private limited company
5.	Authorised share capital: N/A
6.	Issued share capital: 1 ordinary shares of HK$1.00
7.	Shareholder: Yao Yuguang (姚玉光)
8.	Director: Yao Yuguang (姚玉光)
9.	Secretary: Anka Consultants Limited
10.	Accounting reference date: 31 December
11.	Auditors: N/A

21

SCHEDULE 2
COMPLETION REQUIREMENTS

1.	Sellers’ obligations
1.1	At Completion, the Sellers shall deliver or procure to be delivered to the Buyer:
1.1.1	(if not already delivered) evidence in a form reasonably satisfactory to the Buyer (by way of a certificate of the Sellers’ director(s)) of satisfaction of the Conditions set out in clause 3.1;
1.1.2	(if not already delivered) as evidence of the authority of each person executing a document referred to in this schedule on the Sellers’ behalf:
(a)	a copy of the minutes of a duly held meeting or written resolutions of the director(s) of the Sellers (or a duly constituted committee thereof) authorising the execution by the Sellers of the document and, where such execution is authorised by a committee of the board of director(s) of the Sellers, a copy of the minutes of a duly held meeting or written resolutions of the director(s) constituting such committee or the relevant extract thereof; or
(b)	a copy of the power of attorney conferring the authority,

in each case certified to be a true copy by a director or the secretary of the Sellers;

1.1.3	duly executed instruments of transfer in respect of the Shares of the Holdco in favour of the Buyer or its nominee(s);
1.1.4	the Seller shall furnish the Buyer with the following documents:
1.1.4.1.	the original share certificates relating to the Shares (the “Old Share Certificates”), which Old Share Certificates shall be cancelled (and endorsed as cancelled by the Company’s secretaries) and replaced with new share certificates which reflect that the Holdco (or its wholly owned subsidiary) is the holder of the Shares;
1.1.4.2.	certified copy of the updated register of members of the Holdco, evidencing the transfer of legal title to the Shares of the Holdco to the Buyer;
1.1.4.3.	executed share transfer forms for the Reorganisation;
1.1.4.4.	amended share register of the Company indicating Holdco (or its wholly owned subsidiary) as the owner of the Shares;
1.1.4.5.	Capital Gains Tax Certificate in relation to the transfer of Shares to Holdco;
1.1.4.6.	Exchange Control Approval in relation to the Reorganisation;
1.1.4.7.	an approval by the Competition and Tariff Commission of Zimbabwe in relation to the transfer of the Shares of the Holdco to the Buyer;
22

1.1.4.8.	Amended investment licence;
1.1.4.9.	Written consent of the secretary of the Mining Affairs Board of Zimbabwe; and
1.1.4.10.	Sellers Resolutions.
1.1.5	(if not already delivered) any waivers, consents, release or other documents necessary to vest in the Buyer or its nominee(s) the full legal and beneficial ownership of the Shares of the Holdco and to enable the Buyer to be registered as owner thereof;
1.1.6	(if the Buyer so requires) an irrevocable power of attorney in the agreed form duly executed by the Sellers and any other registered owner of the Shares of the Holdco in favour of the Buyer or its nominee(s) generally in respect of the Shares of the Holdco in the agreed form and/or to enable the Buyer (pending registration of the relevant transfer) to exercise all voting and other rights attaching to the Shares of the Holdco and to appoint proxies for this purpose;
1.1.7	the company chop, common seal (if any) of the Group Company; each register, statutory book, minute book, financial and accounting books and other books required to be kept by the Group Company under any applicable laws made up to the Completion Date; and each certificate of incorporation and certificate of incorporation on change of name, business registration certificate, and all documents and papers in connection with the affairs of the Group Company and all documents of title to assets of the Group Company;
1.1.8	signed but undated resignations in the agreed form from each director and secretary of the Group Company;
1.1.9	a certified copy of the Accounts;
1.1.10	if applicable, a copy of each bank mandate of the Group Company and copies of statements of each bank account of the Group Company made up to a date not earlier than two Business Days before the Completion Date;
1.1.11	if applicable, evidence in a form satisfactory to the Buyer that debts and accounts between the Group Company and the Sellers have been fully paid;
1.1.12	the Tax Deed duly executed by the Sellers and the Beneficial Owners;
1.1.13	updated evidence of title of the Shares held by the Holdco, and a certificate signed by each of the Sellers’ director(s) in a form reasonably satisfactory to the Buyer confirming that the Shares are legally and beneficially held by the Sellers; and
1.1.14	any other document reasonably requested by the Buyer.
1.2	The Sellers shall ensure that at Completion a meeting of the board of directors of the Holdco is held at which the directors:
23

1.2.1 approve the Reorganisation and the transfer of the Shares of the Holdco and vote in favour of the registration of the Buyer or its nominee(s) as member(s) of the Holdco in respect of the Shares of the Holdco (subject to the production of properly stamped transfers);

1.2.2 (if applicable) change the Holdco’s and its subsidiaries’ registered office (including that of the Company's) to a place nominated by the Buyer;

1.2.3	(if applicable) subject to any applicable laws, change the Holdco’s and its subsidiaries’ accounting reference date (including that of the Company’s) to a date nominated by the Buyer;

1.2.4 (if applicable) accept the resignations of the directors, secretary and auditors of the Holdco and/or the Company and appoint persons nominated by the Buyer as directors, secretary and auditors of the Group Company with effect from the end of the meeting; and

1.2.5 (if applicable) with effect from the end of the meeting, authorise the secretary to notify the specimen signatures of the new officers of the Group Company in connection with each existing mandate given by the Group Company for the operation of its bank accounts.

The Sellers shall deliver to the Buyer certified true copies of the above resolutions.

2.	Buyer’s obligations
2.1	At Completion, the Buyer shall deliver to the Sellers:

2.1.1 (if not already delivered) as evidence of the authority of each person executing a document referred to in this schedule on the Buyer’s behalf, a copy of the minutes of a duly held meeting or written resolutions of the directors of the Buyer (or a duly constituted committee thereof) authorising the execution by the Buyer of the document and, where such execution is authorised by a committee of the board of directors of the Buyer, a copy of the minutes of a duly held meeting or written resolutions of the directors constituting such committee or the relevant extract thereof, the minutes shall be certified to be a true copy by a director or the secretary of the Buyer;

2.1.2 (if applicable) consent to act as director duly executed by each person nominated by the Buyer as director of the Group Company; and

2.1.3 the Tax Deed duly executed by the Buyer.

24

SCHEDULE 3
WARRANTIES

Table of Contents

No.Subject Matter

1.	Capacity and Authority
2.	Information
3.	Shares
4.	Accounts
5.	Changes since the Last Accounting Date
6.	Tax
7.	Assets
8.	Real Property
9.	Agreements
10.	Terms of Trade and Business
11.	Effect of Sale
12.	Liabilities
13.	Permits
14.	Insolvency, Winding up etc.
15.	Litigation and Compliance with Law
16.	Data Protection
17.	Insider Agreements
18.	Constitution, Registers and Returns
19.	Brokerage or Commissions
20.	Environment and Health and Safety
21.	Mining Rights
25

In this schedule:

“EHS Laws” means all laws, statutes, regulations, subordinate legislation, bye-laws, common law and other national, international, federal, European Union, state and local laws, judgments, decisions and injunctions of any court or tribunal, and codes of practice and guidance notes which from time to time apply to the Group Company (or any part of their business) to and the extent that they relate to or apply to the Environment, energy efficiency, climate change or the health and safety of any person.

“EHS Matters” means all matters relating to:

a)	pollution or contamination of the Environment;
b)	the generation, presence, disposal, release, spillage, deposit, escape, discharge, leak, migration or emission of Hazardous Substances or Waste;
c)	the exposure of any person to Hazardous Substances or Waste;
d)	the health and safety of any person, including any accidents, injuries, illnesses and diseases;
e)	climate change or the emission of Greenhouse Gases;
f)	the creation or existence of any noise, vibration, odour, radiation, common law or statutory nuisance or other adverse impact on the Environment; or
g)	the condition, protection, maintenance, remediation, reinstatement, restoration or replacement of the Environment or any part of it.

“EHS Permits” means any permits, licences, consents, certificates, registrations, notifications or other authorisations required under any EHS Laws for the operation of the business or in relation to any of the Properties.

“Environment” means the natural and human-made environment including all or any of the following media: air (including air within buildings and other natural or human-made structures above or below the ground), water, land, and any ecological systems and living organisms (including humans) supported by those media.

“Greenhouse Gases” means any natural or anthropogenic gases which trap thermal radiation in the earth’s atmosphere, including (but not limited to) carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulphur hexafluoride (SF6).

“Harm” means harm to the Environment, and in the case of humans, this includes offence caused to any of their senses or harm to their property.

“Hazardous Substances” means any material, substance or organism which, alone or in combination with others, is capable of causing Harm, including (but not limited to) radioactive substances.

“Material Contract” means any agreement, arrangement, understanding or commitment that the Group Company is a party to or bound by, that is of material importance to the business, profits or assets of the Group Company.

26

“Waste” means any waste, including any by-product of an industrial process and anything that is discarded, disposed of, spoiled, abandoned, unwanted or surplus, irrespective of whether it is capable of being recovered or recycled or has any value.

1.	CAPACITY AND AUTHORITY
1.1	Incorporation and existence

The Holdco is a private company with limited liability under the laws of the BVI and has been in continuous existence since incorporation.

The Company is a private company with limited liability under the laws of Zimbabwe and has been in continuous existence since incorporation.

1.2	Right, power, authority and action

1.2.1 The Sellers have the right, power and authority, and have taken all action necessary, to execute, deliver and exercise its rights, and perform its obligations, under this Agreement and each document to be executed at or before Completion. The Sellers and the Beneficial Owners have fulfilled the foreign exchange registration procedures (if necessary) for the transaction contemplated in this Agreement under the applicable laws and regulations.

1.2.2 Each of Group Company has the right, power and authority to conduct its business as conducted at the date of this Agreement.

1.3	Binding agreements

The Sellers’ obligations under this Agreement and each document to be executed at or before Completion are, or when the relevant document is executed will be, enforceable in accordance with their terms.

2.	INFORMATION
2.1	General

The particulars of the Group Company set out in schedule 1 are true, accurate and not misleading.

2.2	The Agreement

All information given by or on behalf of the Beneficial Owners and the Sellers (or its agents or advisers) to the Buyer (or its agents or advisers) in the course of the negotiations leading up to this Agreement was, when given, and is now, true, accurate, complete and not misleading.

The information set out in this Agreement is true, accurate and not misleading.

27

2.3	Material information

All information about the Shares of the Holdco and the Group Company’s business which might be material for disclosure to a buyer of the Shares of the Holdco has been disclosed to the Buyer in writing.

3.	SHARES
3.1	The Shares of the Holdco, the Shares and power to sell the Shares of the Holdco and the Shares

3.1.1 The Beneficial Owners are the beneficial owners of the Shares. Upon completion of the Reorganisation, the Sellers are the legal and beneficial owners of the Shares of the Holdco.

3.1.2 The Shares of the Holdco comprise the whole of the Holdco’s allotted and issued share capital, have been properly allotted and issued and are fully paid or credited as fully paid, and the Shares comprise the whole of the Company’s allotted and issued share capital, have been properly allotted and issued and are fully paid or credited as fully paid.

3.1.3 There is no Encumbrance, and there is no agreement, arrangement or obligation to create or give an Encumbrance, in relation to any of the Shares of the Holdco or the Shares or unissued shares in the capital of the Holdco or the Company. No person has claimed to be entitled to an Encumbrance in relation to any of the Shares. No commitment to create any such Encumbrance has been given, nor has any person claimed any right to such an Encumbrance.

3.1.4 Other than this Agreement, there is no agreement, arrangement or obligation requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, transfer, redemption or repayment of, a share in the capital of the Holdco (including, without limitation, an option or right of pre-emption or conversion). There is no agreement, arrangement or obligation requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, transfer, redemption or repayment of, a share in the capital of the Company (including, without limitation, an option or right of pre-emption or conversion).

3.1.5 The Sellers have taken all necessary actions and have all requisite power and authority to enter into and perform this Agreement and each of the other documents to which they are parties in accordance with their respective terms.

3.1.6	This Agreement and each of the other documents to which any of the Sellers is a party constitute (or shall constitute when executed) valid, legal and binding obligations on such Sellers in accordance with their respective terms.
3.1.7	The execution and delivery by the Sellers of this Agreement and each of the other documents to which it is a party, and compliance with their respective terms shall not breach or constitute a default:
28

(a)	under any agreement or instrument to which any of the Sellers is a party or by which any of such Sellers is bound; or
(b)	of any order, judgment, decree or other restriction applicable to the Sellers.
3.1.8	None of the Group Company has at any time:
(a)	purchased, redeemed, reduced, forfeited or repaid any of its own share capital;
(b)	given any financial assistance in contravention of any applicable law or regulation; or
(c)	allotted or issued any securities that are convertible into shares.
3.1.9	No shares in the capital of the Group Company have been issued, and no transfer of any such shares has been registered, except in accordance with all applicable laws and their respective memorandum and articles of association (as the case may be), and all such transfers have been duly stamped (where applicable).
4.	ACCOUNTS
4.1	General

4.1.1 The Accounts have been prepared on a proper and consistent basis in accordance with the law and applicable standards, principles and practices generally accepted in the place of incorporation of the Group Company.

4.1.2 No change in accounting policies has been made in preparing the accounts of the Group except for those necessary changes made in accordance with the relevant accounting law and applicable standards, principles and practice.

4.1.3	The Accounts show a true and fair view of the assets, liabilities and state of affairs of the Group as at the respective accounting record dates and of the profits and losses of the Group for the respective financial periods.
4.2	Debts and liabilities

The Accounts fully disclose and provide adequately for all bad and doubtful debts, all liabilities (actual, contingent or otherwise) and all financial commitments of the Group existing as at the Last Accounting Date.

4.3	Extraordinary and exceptional items

The results shown by the financial statements of the Group Company have not (except as disclosed in those accounts) been affected by an extraordinary, exceptional or non-recurring item or by another fact or circumstance making the profit or loss for a period covered by any of those accounts unusually high or low.

29

4.4	Provision for Tax

The Accounts reserve or provide in accordance with applicable standards, principles and practices generally accepted in the place of incorporation of the Group Company for all Tax liable to be assessed on the Group Company, or for which it is or may become accountable, for all periods starting on or before the Last Accounting Date (whether or not the Group Company has or may have a right of reimbursement against another person). The Accounts reserve in accordance with applicable standards, principles and practices generally accepted in the place of incorporation of the Group Company for all contingent or deferred liabilities to Tax for all periods starting on or before the Last Accounting Date.

4.5	Valuation of stock and long-term contract balances

In the Accounts:

4.5.1 stock (except long-term contract balances) was valued in the same way and on the basis of the lower of cost or net realisable value;

4.5.2 the long-term contract balances were valued in the same way and on the basis of net cost less foreseeable losses and payments on account; and

4.5.3 all redundant and obsolete stock was written off and all slow-moving and damaged stock was written down appropriately.

4.6	Depreciation

4.6.1 The bases and rates of depreciation and amortisation used in the Accounts were consistent throughout the financial years since the incorporation of the Group Company.

4.6.2 The rates of depreciation and amortisation used in the Accounts were sufficient to ensure that each fixed asset of the Group Company will be written down to nil by the end of its useful life.

4.7	Accounting records

The Group’s accounting records are up-to-date, in its possession or under its control and are properly completed in accordance with the law and applicable standards, principles and practices generally accepted in the place of incorporation of the Group Company.

5.	CHANGES SINCE THE LAST ACCOUNTING DATE
5.1	General

Since the Last Accounting Date:

5.1.1 the Group’s business has been operated in the usual way so as to maintain it as a going concern;

5.1.2 there has been no adverse change in the financial or trading position or prospects of any of the Group Company; and

30

5.1.3 no material change has occurred in the assets and liabilities shown in the Accounts and there has been no reduction in the value of the net tangible assets of the Group on the basis of the valuations used in the Accounts.

5.2	Specific

Since the Last Accounting Date:

5.2.1 none of the Group Company has, other than in the usual course of its business:

(a)	acquired or disposed of, or agreed to acquire or dispose of, an asset; or
(b)	assumed or incurred, or agreed to assume or incur, a liability, obligation or expense (actual or contingent);

5.2.2 none of the Group Company has factored, sold or agreed to sell a debt;

5.2.3 none of the Group Company has:

(c)	made, or agreed to make, capital expenditure exceeding in total US$100,000; or
(d)	incurred, or agreed to incur, a commitment or commitments involving capital expenditure exceeding in total US$100,000;

5.2.4 the Group’s business has not been materially and adversely affected by the termination of, or a change in the terms of, an agreement or by the loss of a customer or supplier or by an abnormal factor not affecting similar businesses and to the best of the Beneficial Owners’ as well as the Sellers’ knowledge, information and belief, no fact or circumstance exists which might have a material and adverse effect on the Group’s business;

5.2.5 none of the Group Company has declared, paid or made a dividend or distribution except as provided in the Accounts;

5.2.6	none of the Group Company has borrowed or raised any money or given or taken any form of financial security;

5.2.7 there has been no abnormal increase or reduction of inventory;

5.2.8 none of the Group Company has changed its accounting reference period;

5.2.9 no resolution of the shareholders of the Group Company (other than ordinary business conducted at an annual general meeting) has been passed; and

5.2.10 none of the Group Company has created, allotted, issued, acquired, repaid or redeemed share or loan capital or made an agreement or arrangement or undertaken an obligation to do any of those things.

31

6.	TAX
6.1	General

6.1.1 If applicable, a Group Company is and has at all times been subject to or assessed on Taxes under relevant jurisdiction of its incorporation only, and is not liable to pay and has at no time incurred any liability to Tax chargeable under the laws of any jurisdiction other than the relevant jurisdiction of its incorporation.

6.1.2	The Group Company has paid all Tax which it has become liable to pay and is not, and has not in the six years ending on the date of this Agreement been, liable to pay a penalty, surcharge, fine or interest in connection with Tax.
6.2	Tax Returns

The Group Company has made all such returns, provided all such information and maintained all such records in relation to Tax as are required to be made or provided or maintained by it and none of such returns is disputed by any tax authority concerned.

6.3	Disputes

The Group Company is not involved in a dispute with any tax authority. To the best of the knowledge of the Beneficial Owners and the Sellers, no tax authority has investigated or indicated that it intends to investigate the tax affairs of the Group Company.

6.4	No tax authority has disputed the inclusion of taxable income from the Group Company in the tax computations of the Group Company in respect of each of its financial years prior to the date of this Agreement. No such dispute is outstanding or pending and there are no circumstances known to the Beneficial Owners and the Sellers which are likely to give rise to such dispute.
6.5	Estate Duty

The Group Company is not liable, and there are no circumstances which could render the Group Company liable to pay any estate duty under the relevant jurisdiction of its incorporation.

6.6	Stamp Duty
6.6.1	All documents by virtue of which the Group Company has any right, title or interest or in the enforcement of which the Company is interested have been duly stamped.
6.6.2	All documents to which the Group Company is party and which are required to be stamped have been stamped and all duty, interest and penalties on those documents have been paid.
6.7	Miscellaneous
6.7.1	The Group Company has not sold or assigned or granted an interest by licence in or any patent rights, copyrights, design rights or works of art in circumstances such that it will be chargeable to Tax in respect of that sale, assignment or grant for any accounting period ending after Completion.
32

6.7.2	The Group Company is not and has not been a party to any transaction as a result or in consequence of which the Group Company has been or could be treated as deriving income which is taxable under the relevant jurisdiction of its incorporation.
7.	ASSETS
7.1	Title and Condition

7.1.1 Each asset included in the Accounts or acquired by the Group since the Last Accounting Date (other than stock disposed of in the usual course of business) and each asset used by the Group or which is in the reputed ownership of the Group is:

(e)	legally and beneficially owned solely by the Group free from any Encumbrance;
(f)	not subject to any agreement for lease, hire, hire purchase or sale on deferred, credit or conditional terms; and
(g)	where capable of possession, in the possession or under the control of the Group.

7.1.2 The Group owns or has the right to use each asset necessary for the effective operation of its business.

7.1.3 All plant, machinery, vehicles and equipment owned, possessed or used by the Group are in good condition and working order and have been regularly and properly maintained. They are capable, and will continue to be capable of doing the work for which they were designed. None is in need of renewal or replacement or surplus to the Group’s current or proposed requirements.

7.1.4 The Group’s asset registers comprise a complete and accurate record of all the plant, machinery, equipment, vehicles and other assets owned, possessed or used by it.

7.1.5 Maintenance contracts are in force for each asset of the Group which is normal to be maintained by independent or specialist contractors and for each asset which the Group is obliged to maintain or repair under a leasing or similar agreement. Those assets have been regularly maintained to a good technical standard and in accordance with:

(h)	safety regulations required to be observed in relation to them; and
(i)	the provisions of any applicable leasing or similar agreement.
7.2	Hire Purchase and Leased Assets

The Group Company is not a party to, nor is it liable under, a lease or hire, hire purchase, credit sale or conditional sale agreement.

33

7.3	Debtors

7.3.1 No debt shown in the Accounts or the Group’s accounting records is overdue or is the subject of an arrangement.

7.3.2 The Group has not released a debt shown in the Accounts or its accounting records so that the debtor has paid or will pay less than the debt’s book value. None of the debts shown in the Accounts or the Group’s accounting records has been deferred, subordinated or written off or become irrecoverable to any extent. To the best of the Beneficial Owners’ as well as the Sellers’ knowledge, information and belief, each of those debts will realise its book value in the usual course of collection.

7.4	Contracts
7.4.1	Except as disclosed to the Buyer during the due diligence process, the Group Company is not a party to, or otherwise subject to any agreement, arrangement, understanding or commitment which:
(a)	is a Material Contract;
(b)	is of an unusual or exceptional nature;
(c)	is not in the ordinary and usual course of the business;
(d)	may be terminated as a result of a change of control of the Group Company;
(e)	restricts the freedom of the Group Company to carry on the business in any part of the world in such manner as it thinks fit;
(f)	involves agency or distributorship;
(g)	involves partnership, joint venture, consortium, joint development, shareholder or similar arrangements;
(h)	involves the grant of any sole or exclusive rights by or to the Group Company;
(i)	is incapable of complete performance in accordance with its terms;
(j)	cannot be readily fulfilled or performed by the Group Company on time and without undue or unusual expenditure of money and effort;
(k)	involves or is likely to involve an aggregate consideration payable by or to the Group Company in excess of US$100,000;
(l)	requires the Group Company to pay any commission, finder’s fee, royalty or the like;
(m)	is for the supply of goods and/or services by or to the Group Company on terms under which retrospective or future discounts, price reductions or other financial incentives are given;
34

(n)	is not on arm’s-length terms;
(o)	is a finance lease, hire purchase, rental or credit sale agreement, or which otherwise provides for the purchase or right to purchase any asset by instalment payments; or
(p)	involves other obligations or liabilities that ought reasonably to be made known to the Buyer.
7.4.2	There are no outstanding or ongoing negotiations of material importance to the business, profits or assets of the Group Company, or any outstanding quotations or tenders for a contract that, if accepted, would give rise to a Material Contract.
7.4.3	Each Material Contract is in full force and effect and binding on the parties to it.
7.4.4	Neither the Group Company, nor any counterparty is (or will, with the lapse of time, be) in default of any:
(a)	Material Contract; or
(b)	other agreement, arrangement, undertaking or commitment a default of which would be material having regard to the trading, profits or financial position of the Group Company.

No such default has been threatened, and there are no facts or circumstances likely to give rise to any such default.

7.4.5	No notice of termination of a Material Contract has been received or served by the Group Company, and there are no grounds for the termination, rescission, avoidance, repudiation or a material change in the terms of any such contract.
7.5	Licences and consents
7.5.1	The Group Company holds all licences, consents, permits and authorities necessary to carry on its business in the places and in the manner in which it is carried on at the date of this Agreement, including but not limited to the exclusive control, use and possession of the Mining Area, which can be used to carry on the exploration, extraction, mining, production, refining, processing, sale and export or iron ore and other natural resources/minerals and other deposits located in such area.
7.5.2	Each of the licences, consents, permits and authorities is valid and subsisting, and will be obtained on a timely basis before Completion and neither the Group Company is in breach of the terms or conditions therein.
7.5.3	All premiums, fees or other amounts payable to any government or any other person, directly or indirectly, in connection with the issue of all the licences, consents, permits and authorities have been unconditionally and irrevocably paid in full.
35

7.5.4	Each of the existing Special Grant No. 7507 (PART XIX) (i.e. the Mining Right) and the renewal of such Mining Right has been duly and validly issued in favour of the Company by the Ministry of Mines and Mining Development of Zimbabwe which has the proper power and authorities to do so in compliance with the laws and regulations of Zimbabwe and is valid, subsisting and in full force and effect. The Company has fully satisfied and complied with all the requirements and conditions in connection therewith in compliance with the relevant laws and regulations of Zimbabwe on normal terms applicable to a mine located in Zimbabwe of similar nature and scale to the Mining Area. The details are contained in schedule 5.
7.5.5	There is no reason why the licences, consents, permits and authorities may be revoked, suspended or cancelled (in whole or in part), or may not be renewed on the same terms.
8.	REAL PROPERTY

All references to the Property in this paragraph 8 are to Property set out in schedule 5.

8.1	Extent of Property

8.1.1 The Property comprises all of the land and premises owned, vested in, leased or licensed to, occupied or used by, or in the possession of, the Group.

8.1.2 The information set out in schedule 5 is true, complete and accurate in all respects and not misleading in any respect because of any omission or ambiguity or for any other reason. The Beneficial Owners and the Sellers have not omitted to disclose to the Buyer any information relating to the Property which, if disclosed, may affect the Buyer's decision as to whether to assume any obligations under this Agreement or the extent of such obligations.

8.2	Outgoings

The Property is not subject to outgoings other than the government rates or any applicable taxes, government rent, water and sewerage rates, management fees and insurance premiums.

8.3	Adverse Interests

8.3.1 There is no person in possession or occupation of, or who has or claims a right or interest of any kind in, the Property adverse to the Group’s interest. Except as stated in schedules 5, the Group is entitled to and has exclusive possession of the Property.

8.3.2 No fact or circumstance exists which materially and adversely affects the Property's value or the use or enjoyment of the Property or casts doubt on the Group's right or title to the Property.

36

8.4	Property Proceedings

8.4.1 There are, and during the two years ending on the date of this Agreement have been, no Property Proceedings and none are pending or threatened. To the best of the Beneficial Owners’ as well as the Sellers' knowledge, information and belief, no fact or circumstance exists which might give rise to a Property Proceeding. Nothing has been done or omitted in respect of the Property the doing or omission of which is a contravention of any applicable law, regulations, order or official directions. There is no outstanding notice, compliant, requirement, judgment, order, decree, arbitral award or decision of a court, tribunal, arbitrator or governmental agency affecting the Property.

8.4.2	The Beneficial Owners and the Sellers undertake to notify the Buyer promptly of any notice received from any governmental body, authority or department, landlord, licensor or any third party relating to any of the matters referred to in paragraphs 8.4.1.
8.5	Compulsory Acquisition

To the best of the Beneficial Owners’ as well as the Sellers’ knowledge, information and belief, there is no resolution, plan or proposal for compulsory acquisition or resumption of the Property or any part thereof by a governmental body, authority or department or any written notices adversely affecting the Property or the present use thereof from the same.

8.6	Use and Construction

8.6.1 The Property's existing use as stated in schedule 5 is the lawful use permitted under:

(a)	applicable laws, regulations, orders or official directions;
(a)	the relevant government leases (or government conditions) and deeds of mutual covenants; and
(b)	in the case of the Other Property, the terms of the relevant lease, tenancy or licence, as varied by any supplemental deed or document and in neither case is that permission temporary or personal.

8.6.2 Any permission necessary for the Property's existing use, is in force.

8.7	Condition of the Property

8.7.1 There is no material deficiency which requires correction in the state or condition of any building or other structure on or forming part of the Property.

8.7.2 No flooding, subsidence or other material defect of any kind (including, without limitation, a design or construction defect) affects or has affected the Property.

8.7.3 No building or other structure on or forming part of the Property contains a deleterious substance or a substance which is not at the date of this Agreement used in generally accepted good building practice.

37

8.7.4 The Property is in good and substantial repair and fit for the purposes for which it is currently used.

8.8	Outstanding Property Liabilities

Except in relation to the Property, the Group has no liability arising out of a conveyance, transfer, lease, tenancy, licence, agreement or other document relating to land, premises or an interest in land or premises.

9.	AGREEMENTS
9.1	Validity of Agreements

9.1.1 To the best of the Beneficial Owners’ as well as the Sellers’ knowledge, information and belief, no fact or circumstance exists which might invalidate or give rise to a ground for termination, avoidance or repudiation of an agreement, arrangement or obligation to which the Group Company is a party. No party with whom the Group Company has entered into an agreement, arrangement or obligation has given notice of its intention to terminate, or has sought to repudiate or disclaim, the agreement, arrangement or obligation.

9.1.2 Neither the Group Company nor any party with whom the Group Company has entered into an agreement, arrangement or obligation is in material breach of the agreement, arrangement or obligation. To the best of the Beneficial Owners’ as well as the Sellers’ knowledge, information and belief, no fact or circumstance exists which might give rise to a breach of this type.

9.2	Material Agreements

9.2.1 The Group Company is not a party to, and is not liable under, a long-term, onerous or unusual agreement, arrangement or obligation including, without limitation:

(a)	an agreement, arrangement or obligation entered into other than in the usual course of its business;
(b)	an agreement, arrangement or obligation entered into other than by way of a bargain ’t arm's length;
(c)	an agreement, arrangement or obligation restricting the Group Company’s freedom to operate the whole or part of its business or to use or exploit any of its assets;
(d)	a sale or purchase, option or similar agreement, arrangement or obligation affecting an asset owned, occupied, possessed or used by the Group Company or by which the Group Company is bound; or
(e)	a material agreement, arrangement or obligation with which the Group Company cannot comply on time or without undue or unusual expenditure of money or effort.
38

9.2.2 The Group Company is not:

(f)	a member of a joint venture, consortium, partnership or association (other than a bona fide trade association); or
(g)	a party to a distributorship, agency, franchise or management agreement or arrangement.
10.	TERMS OF TRADE AND BUSINESS
10.1	Creditors

The Group has paid its creditors within the times agreed with them.

10.2	Suppliers and Customers

10.2.1 During the year ending on the date of this Agreement, no substantial supplier or customer of the Group has:

(a)	stopped, or indicated an intention to stop, trading with the Group;
(b)	reduced, or indicated an intention to reduce, substantially its trading with the Group; or
(c)	changed or indicated an intention to change, substantially the terms on which it is prepared to trade with the Group.

10.2.2 To the best of the Beneficial Owners’ as well as the Sellers’ knowledge, information and belief, no substantial supplier or customer of the Group is likely to:

(a)	stop trading with the Group;
(b)	reduce substantially its trading with the Group; or
(c)	change substantially the terms on which it is prepared to trade with the Group.

10.2.3 To the best of the Beneficial Owners’ as well as the Sellers’ knowledge, information and belief, the attitude of customers, suppliers and employees with regard to the Group will not be prejudicially affected by the execution or performance of this Agreement or any document to be executed at or before Completion.

10.2.4 The Group Company has not entered into an agreement or arrangement with a supplier or customer on terms materially different to its standard terms of business.

10.2.5 No person (either individually or jointly with another person) has bought from or sold to the Group, either in the financial year ended on the Last Accounting Date or since the Last Accounting Date, more than 5 percent. of the total amount of all purchases or sales made by the Group in that period.

39

10.2.6	The Group has no outstanding bid, tender, sale or service proposal.
11.	EFFECT OF SALE

Neither the execution nor the performance of this Agreement or any document to be executed at or before Completion will result in the Group losing the benefit of an asset, grant, subsidy, right or privilege which it enjoys at the date of this Agreement or will:

11.1	conflict with;
11.2	result in a breach of;
11.3	give rise to an event of default under;
11.4	require the consent of a person under;
11.5	enable a person to terminate; or
11.6	relieve a person from an obligation under

any agreement or arrangement to which the Group Company is a party or any legal or administrative requirement by which the Group Company is bound.

12.	LIABILITIES
12.1	Indebtedness

Except as disclosed in the Accounts, the Group does not have outstanding and has not agreed to create or incur loan capital, borrowings or indebtedness in the nature of borrowings.

12.2	Guarantees and Indemnities

12.2.1 The Group Company is not a party to and is not liable under a guarantee, indemnity or other agreement to secure or incur a financial or other obligation with respect to another ’person’s obligation.

12.2.2 No part of the loan capital, borrowings or indebtedness in the nature of borrowings of the Group is dependent on the guarantee or indemnity of, or security provided by, another person which is not a Group Company.

12.3	Events of Default

No event has occurred or been alleged to have occurred which:

12.3.1 constitutes an event of default, or otherwise gives rise to an obligation to repay, under an agreement relating to borrowing or indebtedness in the nature of borrowing (or will do so with the giving of notice or lapse of time or both); or

12.3.2 will lead to an Encumbrance constituted or created in connection with borrowing or indebtedness in the nature of borrowing, a guarantee, an indemnity or other obligation of the Company becoming enforceable (or will do so with the giving of notice or lapse of time or both).

40

12.4	Grants

12.4.1 The Group Company is not liable to repay an investment or other grant or subsidy made to it by a body.

12.4.2 No fact or circumstance (including, without limitation, the execution and performance of this Agreement) exists which might entitle a body to require repayment of, or refuse an application by the Group Company for, the whole or part of a grant or subsidy.

13.	PERMITS
13.1	Nothing in this Warranty relates to any Property Permit.
13.2	The Group Company has obtained, and has complied with the terms and conditions of, each Permit.
13.3	Each Permit is in force, unimpeachable and unconditional or subject only to a condition that has been satisfied. No expenditure or work is or will be necessary to comply with, maintain or obtain a Permit. To the best of the Beneficial Owners’ as well as the Sellers’ knowledge, information and belief, no Permit will be revoked, suspended, cancelled, varied or not renewed.
13.4	Each action required for the renewal or extension of each Permit has been taken.
13.5	No Permit will be revoked, suspended, cancelled, varied or not renewed as a result of the execution or performance of this Agreement or any document to be executed at or before Completion.
14.	INSOLVENCY, WINDING UP ETC.
14.1	Winding up

No petition has been presented, no order has been made, or resolution passed for the winding up of the Group Company or for the appointment of a liquidator or provisional liquidator to the Group Company and no other process has been initiated which could lead to the Group Company being wound up or its assets being distributed among its creditors, shareholders or other contributors or the Group Company being dissolved.

14.2	Administration

No administrator has been appointed in relation to the Group Company. No notice has been given or filed with the court of an intention to appoint an administrator. No petition or application has been presented or order has been made for the appointment of an administrator in respect of the Group Company.

14.3	Receivership

No receiver or administrative receiver or manager has been appointed, nor any notice given of the appointment of any such person, over the whole or part of the business or assets of the Group Company.

41

14.4	Scheme of arrangement

No compromise or arrangement has been proposed, agreed to or sanctioned in respect of the Group Company, nor has any application been made to, or filed with, the court for permission to convene a meeting to vote on a proposal for any such compromise or arrangement.

14.5	Informal arrangements with creditors

The Group Company has not proposed or agreed to a composition, compromise, assignment or arrangement with any of its creditors.

14.6	Inability to pay debts / insolvency

The Group Company is not unable to pay its debts and there are no unsatisfied written demands that have been served on the Group Company. There is no unsatisfied judgment or court order outstanding against the Group Company. The value of the Group Company’s assets is not less than its liabilities (including its contingent and prospective liabilities).

14.7	Payment of debts

The Group Company has not stopped payment of, nor is it unable to pay, its debts as they fall due, nor has the Group Company commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness.

14.8	Distress etc.

No distress, execution, attachment, sequestration or other process has been levied on any of the assets of the Company which remains undischarged.

14.9	Striking out

No action is being taken by the competent authority to strike the Group Company off the register of the respective companies registry.

14.10	Analogous proceedings

The Company is not, in any jurisdiction, subject to or threatened by any other procedures or steps which are analogous to those set out above.

14.11	Antecedent transactions

The Group Company has not at any time during the two years immediately prior to the date of this Agreement

14.11.1	entered into a transaction with any person at an undervalue; or
14.11.2	been given an unfair preference by, or given an unfair preference to, any person.
42

15.	LITIGATION AND COMPLIANCE WITH LAW
15.1	Litigation

15.1.1 Neither the Group Company nor a person for whose acts or defaults the Group Company may be vicariously liable is involved, or has during the three years ending on the date of this Agreement been involved, in a civil, criminal, arbitration, administrative or other proceeding. No civil, criminal, arbitration, administrative or other proceeding is pending or threatened by or against the Group Company or a person for whose acts or defaults the Group Company may be vicariously liable.

15.1.2 To the best of the Beneficial Owners’ as well as the Sellers’ knowledge, information and belief, no fact or circumstance exists which might give rise to a civil, criminal, arbitration, administrative or other proceeding involving the Group Company or a person for whose acts or defaults the Group Company may be vicariously liable.

15.1.3 There is no outstanding judgment, order, decree, arbitral award or decision of a court, tribunal, arbitrator or governmental agency against the Group Company or a person for whose acts or defaults the Group Company may be vicariously liable.

15.2	Compliance With Law

The Group Company has conducted its business and dealt with its assets in all material respects in accordance with all applicable legal and administrative requirements.

15.3	Investigations

There is not and has not been any governmental or other investigation, enquiry or disciplinary proceeding concerning the Group Company and none is pending or threatened. To the best of the Beneficial Owners’ as well as the Sellers’ knowledge, information and belief, no fact or circumstance exists which might give rise to an investigation, enquiry or proceeding of that type.

15.4	Unlawful Payments

Neither the Company nor any person for whose acts or defaults the Group Company may be vicariously liable has:

15.4.1 induced a person to enter into an agreement or arrangement with the Group Company by means of an unlawful or immoral payment, contribution, gift or other inducement;

15.4.2 offered or made an unlawful or immoral payment, contribution, gift or other inducement to a government official or employee; or

15.4.3 directly or indirectly made an unlawful contribution to a political activity.

43

16.	DATA PROTECTION
16.1	The Group Company has at all times complied with all applicable laws and regulations regulating data protection, privacy or the recording, monitoring or interception of communications (the "Data Protection Laws").
16.2	The Group Company has duly complied with all applicable notification or registration obligations and paid the appropriate level of fees or charges in respect of their processing activities, in each case as required by the Data Protection Laws.
16.3	The Group Company has not received:
16.3.1	any enforcement, information or equivalent notice under the Data Protection Laws;
16.3.2	any written communication from the Privacy Commissioner for Personal Data or any other data protection or privacy authority with competent authority over the Group Company’s data processing activities, indicating that he or she is investigating an allegation that the Group Company is in breach of the Data Protection Laws or that he or she proposes to take, or is considering taking, enforcement action under the Data Protection laws; or
16.3.3	any written communication from any person complaining about the Group Company’s use of information about that person or alleging any breach of any of the Data Protection Laws.
17.	INSIDER AGREEMENTS

There is not, and during the three years ending on the date of this Agreement there has not been, any agreement or arrangement (legally enforceable or not) to which the Group Company is or was a party and in which the Sellers, a director or former director of the Group Company or a person connected with any of them is or was interested in any way.

18.	CONSTITUTION, REGISTERS AND RETURNS
18.1	Constitution and corporate documents

18.1.1 Copies of the memorandum and articles of association (or other constitutional and corporate documents) of the Group Company have been disclosed. Such copy documents:

(1)	are true, accurate and complete in all respects;
(2)	have attached to them copies of all resolutions and agreements required by applicable law to be so attached; and
(3)	fully set out all the rights and restrictions attaching to each class of shares in the capital of the Group Company.
44

18.1.2	The register of members, minute book, returns, particulars, resolutions and all other documents including but not limited to statutory books and registers of the Group Company:
(1)	have been properly kept in accordance with all applicable laws;
(2)	are correctly written up to date; and
(3)	contain a true, complete and accurate record of all matters and information which should be contained in them.
18.1.3	No notice or allegation has been received that any such registers or books are incorrect or should be rectified.
18.1.4	All dividends or distributions declared, made or paid by the Group Company have been declared, made or paid in accordance with its memorandum and articles of association, all applicable laws and regulations and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.
18.1.5	All deeds and documents belonging to the Group Company, or to which any of them is a party, are in the possession of the Group Company.
18.2	Powers of Attorney and Authorities

The Group Company has not given a power of attorney or other authority by which a person may enter into an agreement, arrangement or obligation on the Group Company’s behalf (other than an authority for a director, other officer or employee to enter into an agreement in the usual course of that ’person’s duties).

19.	BROKERAGE OR COMMISSIONS
19.1	No person is entitled to receive a finder’s fee, brokerage or commission from the Group Company in connection with this Agreement.
20.	ENVIRONMENT AND HEALTH AND SAFETY
20.1	The Group Company has obtained and has complied at all times with all EHS Permits. All EHS Permits are in full force and effect, and there are no facts or circumstances that may lead to the revocation, suspension, variation or non-renewal of, or the inability to transfer, any EHS Permits, or which would prevent compliance with any EHS Permit. There are no conditions in any EHS Permit and no facts or circumstances in relation to any EHS Permit which are likely to require any material expenditure in order for the carrying on of the Business in compliance with the EHS Permits.
20.2	The Group Company has at all times operated in compliance with all EHS Laws and there are no facts or circumstances that may lead to any breach of or liability under any EHS Laws or any claim or liability in respect of EHS Matters, or which are likely to require any material expenditure in order for the carrying on of the Business in compliance with EHS Laws.
45

20.3	There are no Hazardous Substances at, on or under, nor have any Hazardous Substances been emitted, escaped or migrated from, any of the Properties.
20.4	There are, and have been, no landfills, underground storage tanks, or uncontained or unlined storage treatment or disposal areas for Hazardous Substances or Waste (whether permitted by EHS Laws or otherwise) present or carried out at, on or under any of the Properties or within 200 metres of any of the Properties, and so far as the Beneficial Owners and the Sellers are aware no such operations are proposed.
20.5	The Group Company is not required to hold, nor has ever applied for, a waste disposal licence, a waste management licence or an environmental permit for waste operations under any EHS Laws.
20.6	There has been no claims, investigations, prosecutions or other proceedings against or threatened against the Sellers, the Group Company, or any of their respective directors, officers or employees in respect of Harm arising from the operation of the business or occupation of any of the Properties or for any breach or alleged breach of any EHS Permits or EHS Laws, and there are no facts or circumstances that may lead to any such claims, investigations, prosecutions or other proceedings. At no time has the Sellers, the Group Company received any notice, communication or information alleging any liability in relation to any EHS Matters or that any works are required.
20.7	The Sellers and the Group Company have not received any enforcement, prohibition, stop, remediation, improvement or any other notice from, or been subject to any civil sanction imposed by, any enforcement authority, with regards to any EHS Matters or any breach of EHS Laws in respect of the Group Company.
20.8	The Group has not or is not likely to have any actual or potential liability under any EHS Laws.
20.9	The Group has not given or received any warranties or indemnities or entered into any other agreement in respect of any liabilities, duties or obligations that arise under EHS Laws.
21.	MINING RIGHTS
21.1	the Company is the sole recorded and beneficial owner that owns 100% right, title, and interest in the Mining Right and has exclusive right to enter into this Agreement and to dispose of an interest in the Mining Right in accordance with the terms of this Agreement.
21.2	the Mining Right is validly located, recorded and issued pursuant to the Mines and Minerals Act of Zimbabwe [Chapter 21:05] and is in good standing, in accordance with the provisions of the same.
21.3	as at the date of this Agreement, the Mining Right is in good standing, all fees for the Mining Right are up to date and valid, all necessary payments have been made to the Ministry of Mines and Mining Development of Zimbabwe and the information provided is accurate.
46

21.4	the Mining Right is in good standing with all:
21.4.1	relevant regulatory authorities and is free and clear of any Encumbrances (including, without limitation, any restrictions on transfer), and the Company has not received notice of, nor does it has reason to anticipate, any intention of any regulatory or governmental authority to cancel, withdraw or not renew the current ownership of the Mining Right or any other permits relating to the Mining Right.
21.5	the Company is lawfully authorised to hold the Mining Right and will remain so entitled until its interest in the Mining Right has been duly transferred to the Buyer as provided for herein.
21.6	the Beneficial Owners and the Sellers are not aware of any legal or factual impediments to the transfer of the Mining Right to the Buyer through this Agreement, and that such interest shall be transferable subject to the necessary approvals from the Mining Affairs Board of Zimbabwe and Ministry of Mines and Mining Development of Zimbabwe.
21.7	as at the date of this Agreement, there are no taxes or rentals due in respect of the Mining Right, and the Mining Right is in good standing with respect to all filings; fees; taxes; assessments; work commitments; reporting; all utilities including, but not limited to electric and water; or other conditions on the date hereof; subsequent to the date of this Agreement, these charges will be for the account of the Buyer.
21.8	there is no adverse claim or challenge against or to the ownership of or title to the Mining Right, nor to the knowledge of the Beneficial Owners or the Sellers is there any basis therefor or interest therein, and there are no outstanding agreements, legal obligations or purchases to acquire or purchase the Mining Right or any portion thereof, and no person has any royalty or other interest whatsoever in production from any of the portion comprising the Mining Right.
21.9	all activities on or in relation to the Mining Right up to the date of this Agreement have been in compliance with all applicable laws, and no conditions exist which could give rise to the making of a remediation order or similar order in respect of the Mining Right, or which could subject the Company to liability.
21.10	the Company is not bound by any agreement with a third party in connection with the sale, assignment, or transfer of any direct or indirect interest in the Mining Right.

47

SCHEDULE 4
ACTION PENDING COMPLETION

1.	Unless otherwise directed or approved by the Buyer in writing, the Beneficial Owners as well as the Sellers shall ensure that the Group Company will:
1.1	not amend, or agree to amend, the memorandum and articles of association and/or any shareholders' agreement in respect thereof, where applicable;
1.2	not create, allot, issue, acquire, repay or redeem any share or loan capital or agree, arrange or undertake to do any of those things or acquire or agree to acquire, an interest in a corporate body or merge or consolidate with a corporate body or any other person, enter into any demerger transaction or participate in any other type of corporate reconstruction;
1.3	operate its business in the usual way so as to maintain that business as a going concern;
1.4	not acquire or dispose of, or agree to acquire or dispose of, any revenues, assets, business or undertakings except in the usual course of its business or assume or incur, or agree to assume or incur, a liability, obligation or expense (actual or contingent) except in the usual course of its business;
1.5	not make, or agree to make, capital expenditure exceeding in total US$1,000,000 (or its equivalent at the time) or incur, or agree to incur, a commitment or commitments involving capital expenditure exceeding in total US$1,000,000 (or its equivalent at the time), save as otherwise agreed in advance by the Buyer in writing;
1.6	not declare, pay or make a dividend or distribution;
1.7	not pass a shareholders' resolution;
1.8	not create, or agree to create or amend, an Encumbrance over the Property or another asset or redeem, or agree to redeem, an existing Encumbrance over the Property or another asset;
1.9	in relation to the Property:

1.9.1 not apply for a Property Permit or implement a Property Permit already obtained but not implemented;

1.9.2 not change its existing use; or

1.9.3 not agree a new fee payable under a licence.

1.10	not enter into a long-term, onerous, unusual or material agreement, arrangement or obligation (including, without limitation, an agreement, arrangement or obligation of the type referred to in paragraph 9 of schedule 3) in each case, involving consideration, expenditure or liabilities in excess of US$1,000,000 unless agreed by the parties, save as otherwise agreed in advance by the Buyer in writing;
1.11	not amend or terminate a material agreement, arrangement or obligation to which it is a party or terminate any contract or commitment which is not capable of being terminated without compensation or which is not in the ordinary course of business or which involves or may involve total annual expenditure of US$1,000,000, save as otherwise agreed in advance by the Buyer in writing;
48

1.12	not amend, or agree to amend, the terms of its borrowing or indebtedness in the nature of borrowing or create, incur, or agree to create or incur, borrowing or indebtedness in the nature of borrowing (except as disclosed in this Agreement where the borrowing or indebtedness in the nature of borrowing does not exceed the amount available to be drawn by the Group Company under those facilities);
1.13	not give, or agree to give, a guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, another person’s obligation;
1.14	not start litigation or arbitration proceedings;
1.15	not compromise or settle litigation or arbitration proceedings or any action, demand or dispute or waive a right in relation to litigation or arbitration proceedings;
1.16	not release, discharge or compound any liability or claim;
1.17	conduct its business in all material respects in accordance with all applicable legal and administrative requirements in any jurisdiction;
1.18	not enter into an agreement, arrangement or obligation (whether legally enforceable or not) in which the Beneficial Owners/Sellers/the Group Company/a director or former director of the Group Company or a person connected with any of them is interested;
1.19	protect, defend, enforce, maintain and renew each of the Intellectual Property Rights and continue any pending application for the Intellectual Property Rights; and
1.20	co-operate with the Buyer to:
1.20.1	allow the Buyer and its agents access to, and to take copies of, the books and records of the Company including, without limitation, the statutory books, minute books, leases, licences, contracts, details of receivables, intellectual property, supplier lists and customer lists in the possession or control of the Group Company;

1.20.2 ensure the efficient continuation of management and operations of the Group Company after Completion;

1.20.3 prepare for the introduction of the Buyer's normal working procedures in readiness for Completion; and

1.21	obtain the renewed investment licence to be issued by the Zimbabwe Investment and Development Agency and do all necessary actions to ensure such licence not having been revoked, terminated or suspended.
2.	The Beneficial Owners and the Sellers shall indemnify the Buyer, and keep the Buyer indemnified, on demand against each loss, liability and cost arising through the Beneficial Owners’ or the Sellers’ failure to comply with the provisions of this schedule 4.
3.	The Buyer shall use its reasonable endeavours to take all necessary steps, including to amend its memorandum and articles of associations, so as to enlarge its authorised share capital in view of the issuance of the Consideration Shares pursuant to the terms of this Agreement.

49

SCHEDULE 5
RIGHTS, PERMITS, LEASES OR LICENCES AFFECTING THE PROPERTY

Property	Area (where applicable)	Registered Holder	Details of right, lease or licences (date and parties)	Serial number (if applicable)	Term / Licence Period	Existing use
The Mining Area (i.e. such area situated within RA 1518 in the Mining District of Manicaland, Zimbabwe)	8682 hectares	The Company	The Mining Right (i.e. [Special Grant No.7507 (Part XIX)] – a special grant renewal to carry out prospecting/mining operations for lithium in terms of section 291 of the Mines and Minerals Act [Chapter 21:05])	0001469	From 30 March 2022 to 29 August 2024	Prospecting/mining operations for lithium

50

EXECUTED by the parties on the date hereinabove stated:

Signed by LI FEILIE	)	/s/ LI Feilie
its director or lawful attorney for and on behalf of	)
FEISHANG GROUP LIMITED	)
)

Witness: ZHENG Xinyi

Signed by	)	/s/ YAO Yuguang
its director or lawful attorney for and on behalf of	)
TOP PACIFIC (CHINA) LIMITED	)
)

Witness: CHEN Gongbao

Signed by	)	/s/ WONG Wah On Edward
its director or lawful attorney for and on behalf of	)
CHINA NATURAL RESOURCES, INC.	)
)

Witness: NG Kam Ming Joseph

Signed by LI FEILIE	)	/s/ LI Feilie
)
)
)

Witness: ZHENG Xinyi

Signed by YAO YUGUANG	)	/s/ YAO Yuguang
)
)
)

Witness: CHEN Gongbao